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2008 MAY -7 P 1:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

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08002384

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

SUPPL

<u>OVERSEAS REGULATORY ANNOUNCEMENT</u>

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached document relating to:-

> **Press release of PT. Indofood Sukses Makmur Tbk., a 51.5% subsidiary of the Company, in relation to its First Quarter 2008 Financial Results.**

Dated this 30th day of April, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

PROCESSED

MAY 12 2008

THOMSON REUTERS

Indofood
THE SYMBOL OF QUALITY FOODS

PRESS RELEASE

INDOFOOD'S FIRST QUARTER 2008 FINANCIAL RESULTS

Jakarta, April 30, 2008 – PT Indofood Sukses Makmur Tbk ("Indofood") today announced its financial results for the first quarter ended March 31, 2008 (inclusive of the result of PT PP London Sumatra Indonesia Tbk for the first quarter of 2008), reporting consolidated net sales of Rp8.85 trillion, a 51.7% increase compared to Rp5.83 trillion in same quarter last year.

Consumer Branded Products Strategic Business Group (SBG), which include Noodles, Food Seasonings, Snack Foods and Nutrition & Special Food, posted 28.7% growth in total sales. Bogasari, Agribusiness and Distribution SBGs registered growth in total sales of 38.6%, 146.2% and 29.7% respectively.

Gross profit increased 88.7% to Rp2,36 trillion, primarily due to higher gross profit of the Agribusiness Group as a result of higher CPO price. Gross margin increased to 26.6% from 21.4%. Operating profit rose164.7% to Rp1.25 trillion, and operating margin increased to 14.2%. Net profit improved to Rp382.93 billion from Rp177.31 billion, while core profit increased to Rp395.82 billion from Rp150.58 billion.

Gross and net gearing ratios increased to 1.82 and 1.28 times, mainly due to higher debt incurred to finance the Lonsum acquisition.

Anthoni Salim, the President Director and Chief Executive Officer of Indofood, said : "We are pleased that Indofood was able to overcome the challenges in the first quarter of 2008 by maintaining its market leadership and delivered a marked improvement in its results. The coming months will present a difficult economic and operating environment. As Indonesia's leading food company, it is essential for Indofood to secure key raw materials and improve continuously on its cost efficiency. Only in this manner will quality products at affordable prices be delivered to our customers throughout Indonesia".

PT INDOFOOD SUKSES MAKMUR Tbk
Board of Directors

PT INDOFOOD SUKSES MAKMUR Tbk

AND SUBSIDIARIES

SUDIRMAN PLAZA, INDOFOOD TOWER, 27th Floor, Jalan Jenderal Sudirman Kav. 76-78, Jakarta 12910, INDONESIA
Phone : (62 - 21) 57958822 Fax : (62 - 21) 57935960

CONSOLIDATED BALANCE SHEETS
MARCH 31, 2008 AND 2007
(Expressed in Million Rupiah, except per Share Data)
(UNAUDITED)

ASSETS

	2008 Rp	2007 Rp
CURRENT ASSETS		
Cash and cash equivalents	4,012,012	3,829,418
Short-term investments	202,609	524,638
Accounts receivable		
Trade		
Third parties - net	2,022,347	1,384,506
Related parties	90,560	102,283
Non-trade		
Third parties - net	469,113	180,795
Related parties	87,373	60,891
Inventories - net	6,078,045	3,098,637
Advances and deposits	479,703	313,680
Prepaid taxes	248,258	276,524
Prepaid expenses and other current assets	112,320	165,344
Total Current Assets	13,802,340	9,876,726
NON-CURRENT ASSETS		
Claims for tax refund	40,537	114,041
Plasma receivables - net	251,661	87,553
Deferred tax assets - net	169,573	124,849
Long-term investments and advance for purchase of investment	17,731	73,544
Plantations		
Mature plantations - net	3,433,094	210,013
Immature plantations	1,465,225	458,967
Property, plant and equipment - net	8,171,173	6,413,471
Deferred charges - net	430,637	211,627
Goodwill - net	3,033,314	210,827
Other non-current assets	1,006,598	734,386
Total Non-current Assets	18,019,543	8,639,378
TOTAL ASSETS	31,821,883	18,516,104

LIABILITIES AND SHAREHOLDERS' EQUITY

	2008 Rp	2007 Rp
CURRENT LIABILITIES		
Short-term bank loans and overdraft	6,363,843	2,425,990
Trust receipts payable	2,792,892	1,253,712
Accounts payable		
Trade		
Third parties	1,961,297	1,121,674
Related parties	44,194	49,154
Non-trade		
Third parties	619,260	252,143
Related parties	57,274	9,573
Accrued expenses	1,342,455	651,758
Taxes payable	455,558	231,422
Current maturities of long-term debts		
Bonds payable - net	1,225,686	-
Bank loans	562,041	939,367
Obligations under capital leases	2,546	414
Total Current Liabilities	14,427,046	6,935,207
NON-CURRENT LIABILITIES		
Long-term debts - net of current maturities		
Bank loans	653,842	44,975
Bonds payable - net	2,961,547	2,193,690
Obligations under capital leases	4,044	965
Total long-term debts	3,619,433	2,239,630
Deferred tax liabilities - net	1,493,822	707,255
Estimated liabilities for employee benefits	762,899	466,146
Total Non-current Liabilities	5,876,154	3,413,031
GOODWILL - net	3,089	3,267
MINORITY INTERESTS IN NET ASSETS OF SUBSIDIARIES	4,044,793	1,881,515
SHAREHOLDERS' EQUITY		
Capital stock - Rp 100 par value		
Authorized - 30,000,000,000 shares		
Issued and fully paid - 9,444,189,000 shares	944,419	944,419
Additional paid-in capital	1,182,046	1,182,046
Differences in values of restructuring transactions among entities under common control	(1,051,958)	(1,051,958)
Unrealized gains on investments in marketable securities - net	129,440	73,027
Differences arising from changes in equities of Subsidiaries	1,611,683	1,413,801
Differences arising from foreign currency translations	14,062	2,224
Retained earnings		
Appropriated	55,000	50,000
Unappropriated	5,327,178	4,410,594
Treasury stock - 915,600,000 shares	(741,069)	(741,069)
Net Shareholders' Equity	7,470,801	6,283,084
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	31,821,883	18,516,104

CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007
(Expressed in Million Rupiah, except per Share Data)
(UNAUDITED)

	2008 Rp	2007 Rp
NET SALES	8,846,140	5,831,639
COST OF GOODS SOLD	6,488,782	4,582,396
GROSS PROFIT	2,357,358	1,249,243
OPERATING EXPENSES		
Selling	707,388	506,292
General and administrative	395,137	268,843
Total Operating Expenses	1,102,525	775,135
INCOME FROM OPERATIONS	1,254,833	474,108
OTHER INCOME / (CHARGES)		
Interest income	42,038	29,337
Interest expense and other financing charges	(237,027)	(162,626)
Gains on foreign exchange - net	17,717	11,868
Others - net	(24,587)	(1,170)
Other Charges - Net	(201,859)	(122,591)
INCOME BEFORE INCOME TAX BENEFIT / (EXPENSE)	1,052,974	351,517
INCOME TAX BENEFIT / (EXPENSE)		
Current	(385,844)	(164,230)
Deferred	38,762	43,904
Income Tax Expense - Net	(347,082)	(120,326)
INCOME BEFORE MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES AND PRO FORMA ADJUSTMENT	705,892	231,191
MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES - Net	(322,965)	(53,117)
PRO FORMA ADJUSTMENT	-	(760)
NET INCOME	382,927	177,314
EARNINGS PER SHARE		
Income from Operations	147	56
Net Income	45	21

Notes : 1. Earnings per share is computed based on the weighted average number of outstanding shares during the periods.
2. The foreign exchange rates used at March 31, 2008 and 2007 were Rp 9,217 and Rp 9,118 to US$ 1, respectively.

Jakarta, April 30, 2008

The Board of Directors
PT INDOFOOD SUKSES MAKMUR Tbk

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 00142)
Website: http://www.firstpacco.com

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of First Pacific Company Limited (the "Company") will be held at The East & West Room, 23rd Floor, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong on Wednesday, 4th June, 2008 at 3:00 p.m. for the following purposes:

1. To receive and adopt the Audited Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2007.

2. To declare a final cash dividend of HK 5.00 cents (U.S. 0.64 cent) and a special cash dividend of HK 3.00 cents (U.S. 0.38 cent) per ordinary share for the year ended 31st December, 2007.

3. To re-appoint Ernst & Young as auditors of the Company and to authorize the Board of Directors of the Company to fix their remuneration.

4. As ordinary business, to consider and, if thought fit, pass each of the following resolutions as an Ordinary Resolution of the Company:–

   (i) **THAT** Mr. Napoleon L. Nazareno be and is hereby re-elected as a Non- executive Director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2011 or (2) 3rd June, 2011 or (3) the date on which Mr. Napoleon L. Nazareno retires by rotation pursuant to the Code on Corporate Governance Practices adopted by the Company (the "Code") and/or the Bye-laws of the Company ("Bye-laws").

   (ii) **THAT** Mr. Robert C. Nicholson be and is hereby re-elected as an Executive Director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2011 or (2) 3rd June, 2011 or (3) the date on which Mr. Robert C. Nicholson retires by rotation pursuant to the Code and/or the Bye-laws.

   (iii) **THAT** Mr. Benny S. Santoso be and is hereby re-elected as a Non-executive Director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2011 or (2) 3rd June, 2011 or (3) the date on which Mr. Benny S. Santoso retires by rotation pursuant to the Code and/or the Bye-laws.

(iv) **THAT** Ambassador Albert F. del Rosario be and is hereby re-elected as a Non-executive Director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2011 or (2) 3rd June, 2011 or (3) the date on which Ambassador Albert F. del Rosario retires by rotation pursuant to the Code and/or the Bye-laws.

(v) **THAT** Mr. Graham L. Pickles be and is hereby re-elected as an Independent Non-executive Director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2011 or (2) 3rd June, 2011 or (3) the date on which Mr. Graham L. Pickles retires by rotation pursuant to the Code and/or the Bye-laws.

5. To authorise the Board of Directors to fix the remuneration of the Executive Directors pursuant to the Company's Bye-laws, and to fix the remuneration of the Non-executive Directors at the sum of US$5,000 for each meeting of the Board of Directors or Board Committee which he attends in person or by telephone conference call, as shall be determined from time to time by the Board.

6. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

"**THAT** the Board of Directors of the Company be and is hereby authorised to appoint additional directors as an addition to the Board, but so that the maximum number of directors so appointed by the directors shall not in any case exceed the maximum number of directors specified in the Company's Bye-laws from time to time and any person so appointed shall remain as a director only until the next following annual general meeting of the Company and then shall be eligible for re-election at that meeting."

7. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

"**THAT**:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby approved generally and unconditionally;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise), by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, or (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, or (iii) the exercise of options granted under any share option scheme adopted by the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company, shall not exceed twenty (20) per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required either by law or by the Company's Bye-laws to be held; and

(iii) the date upon which the authority set out in this Resolution is revoked or varied by way of ordinary resolution in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

8. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

"**THAT**:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the Shares may be listed, and which is recognized for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), be and is hereby approved generally and unconditionally;

(b) the aggregate nominal amount of share capital which may be purchased or agreed conditionally or unconditionally to be purchased by the directors of the Company pursuant to the approval in paragraph (a) above shall not exceed ten (10) per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required either by law or by the Company's Bye-laws to be held; and

(iii) the date upon which the authority set out in this Resolution is revoked or varied by way of ordinary resolution in general meeting."

9. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

"**THAT** conditional upon the passing of Ordinary Resolutions numbered 7 and 8 as set out in the Notice convening this meeting, the aggregate nominal amount of the number of shares in the capital of the Company that shall have been repurchased by the Company after the date hereof pursuant to and in accordance with the said Ordinary Resolution 8 shall be added to the aggregate nominal amount of share capital that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the directors of the Company pursuant to the general mandate to allot and issue shares granted to the directors of the Company by the said Ordinary Resolution 7."

10. To transact any other ordinary business of the Company.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 30th April, 2008

Principal Office
24th Floor
Two Exchange Square
8 Connaught Place
Central, Hong Kong

Registered Office
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Explanatory Notes to the Notice of Annual General Meeting:

1. Every member entitled to attend and vote at the 2008 AGM is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. A form of proxy for use at the 2008 AGM is enclosed in the circular which contains the notice of the meeting (the "Notice"). The form of proxy will also be published on the website of the Stock Exchange and can also be downloaded from the Company's website: http://www.firstpacco.com.

3. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority must be deposited at the principal office of the Company (Attention: Corporate Secretarial Department) not less than 48 hours before the time appointed for holding the 2008 AGM or at any adjournment thereof.

4. With respect to agenda item No. 4 in the Notice, the biographical details of each of the Directors who stand for re-election at the 2008 AGM, as required by Rule 13.51(2) of the Listing Rules as at the Latest Practicable Date, are set out in Appendix I of the circular containing the Notice to enable Shareholders to make an informed decision on their re-election.

5. With respect to agenda item No. 7 in the Notice, approval is being sought from the members because under the Listing Rules the existing general mandate to issue shares lapses at the 2008 AGM.

6. An explanatory statement containing further details regarding agenda item No. 8 in the Notice on the general mandate to repurchase shares is set out in Appendix II of the circular containing the Notice to enable Shareholders to make an informed decision on the renewal of the repurchase mandate.

7. The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

As at the date of this announcement, the board of the directors of the Company comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan,
Managing Director and CEO
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*
Napoleon L. Nazareno

* *Independent Non-executive Directors*

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notice relating to:-

> **Filing made by Indofood Agri Resources Limited to the Singapore Stock Exchange, in relation to the Results of its Annual General Meeting held on 28 April 2008 ("AGM"), attached with Notice of AGM.**

Dated this 29th day of April, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	Mak Mei Yook
Designation *	Company Secretary
Date & Time of Broadcast	28-Apr-2008 18:25:55
Announcement No.	00184

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Resolutions Passed at the Annual General Meeting ("AGM") held on 28 April 2008
Description	Pursuant to Clause 704(14) of the SGX-ST Listing Manual, the Directors of Indofood Agri Resources Ltd. ("the Company") are pleased to announce that at the AGM of the Company held on 28 April 2008, all resolutions set forth in the Notice of AGM dated 11 April 2008 were passed by the shareholders. **** CIMB-GK Securities Pte. Ltd. acted as the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.
Attachments:	Total size = 0 (2048K size limit recommended)

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INDOFOOD AGRI RESOURCES LTD.
(Incorporated in the Republic of Singapore)
Registration No. 200106551G

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Belvedere Room, 4th Floor Grand Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867 on Monday, 28 April 2008 at 3.30 p.m., to transact the following business:

AS ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Accounts for the year ended 31 December 2007 and the Auditors' Report thereon. (Resolution 1)

2. To approve the Directors' Fees of S$217,000 (2006: S$350,000) for the year ended 31 December 2007. (Resolution 2)

3. To re-elect the following Directors, who retire under Article 108 of the Company's Articles of Association:-
   a) Mr Axton Salim (Resolution 3a)
   b) Mr Susimi Suriady (Resolution 3b)

4. To re-elect the following Directors, who retire under Article 104 of the Company's Articles of Association:-
   a) Mr Tjhie Tjo Fie; (Resolution 4a)
   b) Mr Moleonoto Tjang (Resolution 4b)
   c) Mr Benny Setiawan Santoso (Resolution 4c)

5. To re-appoint Messrs Ernst & Young as the Company's Auditors and to authorise the Directors to fix their remuneration. (Resolution 5)

AS SPECIAL BUSINESS

To consider and, if thought fit, pass the following Resolutions Nos. 6 and 7 as Ordinary Resolutions:

6. That authority be and is hereby given to the Directors to:

   (i) (aa) issue shares in the Company ("Shares") whether by way of rights, bonus or otherwise; and/or

   (bb) make or grant offers, agreements or options (collectively, "Instruments") that might or would require Shares to be issued during the continuance of this authority or thereafter, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into Shares,

   at any time and upon such terms and conditions and for such purposes and to such persons as the directors may, in their absolute discretion, deem fit, and

   (ii) issue Shares in pursuance of any Instrument made or granted by the directors while such authority was in force (notwithstanding that such issue of Shares pursuant to the Instruments may occur after the expiration of the authority contained in this resolution),

   Provided that:

   (iii) the aggregate number of the Shares to be issued pursuant to such authority (including the Shares to be issued in pursuance of instruments made or granted pursuant to such authority), does not exceed 50% of the total number of issued Shares (as calculated in accordance with paragraph (iv) below), and provided further that where shareholders of the Company ("Shareholders") with registered addresses in Singapore are not given the opportunity to participate in the same on a pro-rata basis, then the Shares to be issued under such circumstances (including the Shares to be issued in pursuance of instruments made or granted pursuant to such authority) shall not exceed 20% of the total number of issued Shares (as calculated in accordance with paragraph (iv) below);

   (iv) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited (the "SGX-ST")) for the purpose of determining the aggregate number of the Shares that may be issued under paragraph (iii) above, the percentage of the issued Shares shall be based on the issued Shares of the Company (excluding treasury shares) at the time such authority was conferred, after adjusting for:

   (aa) new Shares arising from the conversion or exercise of any convertible securities;

   (bb) new Shares arising from exercising share options or the vesting of share awards which are outstanding or subsisting at the time such authority was conferred; and

   (cc) any subsequent consolidation or subdivision of the Shares;

   and, in relation to an Instrument, the number of Shares shall be taken to be that number as would have been issued had the rights therein been fully exercised or effected on the date of the making or granting of the Instrument; and

   (v) (unless revoked or varied by the Company in general meeting), the authority so conferred shall continue in force until the conclusion of the next annual general meeting of the Company or the date by which the next annual general meeting of the Company is required by law to be held, whichever is the earlier. (Resolution 6)

7. That approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual of the SGX-ST, for the Company, its subsidiaries and target associated companies (if any) that are entities at risk (as the term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions set out in the Company's Appendix dated 11 April 2008 (the "Appendix") with any party who is of the class of Interested Persons described in the Appendix provided that such transactions are made at arm's length, on normal commercial terms and are not prejudicial to the interests of the Company and its minority Shareholders and in accordance with the review procedures for such Interested Person Transactions as set out in the Appendix (the "IPT Mandate").

   That the Mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the next Annual General Meeting of the Company; and

   That the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary in the interests of the Company to give effect to the Mandate and / or this Resolution." (Resolution 7)

8. To transact any other business

By Order of the Board

MAK MEI YOOK
LEE SIEW JEE, JENNIFER
Company Secretaries

Singapore
Date: 11 April 2008

Note:
A member is entitled to appoint a proxy to attend and vote in his place. A proxy need not be a Member of the Company. Members wishing to vote by proxy at the Meeting may use the proxy form enclosed. To be valid, the completed proxy form must be lodged at the registered office of the Company at 80 Raffles Place #22-23 UOB Plaza 2, Singapore 048624 not less than 48 hours before the Meeting.

EXPLANATORY NOTE TO RESOLUTION 3a:
Mr Axton Salim is a Non-Executive Director of the Company. He will, upon re-election, continue to serve as a member of the Board.

EXPLANATORY NOTE TO RESOLUTION 3b:
Mr Susimi Suriady is an Executive Director and a member of the Executive Committee of the Company. He will, upon re-election, continue to serve as a member of the Executive Committee.

EXPLANATORY NOTE TO RESOLUTION 4a:
Mr Tjhie Tje Fie is a Non-Executive Director. He is also members of the Remuneration, Nominating and Executive Committees of the Company. He will, upon re-election, continue to serve as members of the Remuneration, Nominating and Executive Committees.

EXPLANATORY NOTE TO RESOLUTION 4b:
Mr Moleonoto Tjang is an Executive Director and a member of the Executive Committee of the Company. He will, upon re-election, continue to serve as a member of the Executive Committee.

EXPLANATORY NOTE TO RESOLUTION 4c:
Mr Benny Setiawan Santoso is a Non-Executive Director. He is also the Vice-Chairman of the Board and a member of the Nominating Committee of the Company. He will, upon re-election, continue to serve as Vice-Chairmen of the Board and a member of the Nominating Committee.

EXPLANATORY NOTES ON SPECIAL BUSINESS TO BE TRANSACTED:
The ordinary resolution proposed in item (6) above if passed will empower the Directors of the Company from the date of the above Meeting until the next Annual General Meeting to issue shares in the Company up to an amount not exceeding in total 50 per centum of the total number of issued shares in the capital of the Company calculated on the basis set out in the said resolution. This authority will, unless previously revoked or varied at a general meeting, expire at the next Annual General Meeting of the Company. Shareholders should note that presently, the controlling shareholders of the Company include First Pacific Company Limited and PT Indofood Sukses Makmur Tbk, which are listed on the Hong Kong Stock Exchange Limited and the Indonesia Stock Exchange (Bursa Efek Indonesia), respectively. Prior to any exercise of the authority conferred upon them by the ordinary resolution in item (6) above, the Directors of the Company intend to take into account, inter alia, any approval that may be required from any such controlling shareholders and/or their respective shareholders and/or from such stock exchanges.

The ordinary resolution proposed in item (7) above if passed will empower the Directors of the Company to enter into Interested Person Transactions approved by the Shareholders' Mandate. The Mandate shall be renewed and approved at every Annual General Meeting, if necessary, unless being revoked or varied at a General Meeting.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached Announcement of PT. PP London Sumatra Indonesia Tbk, a subsidiary of the Company, in relation to its First Quarter 2008 Operating Statistics.

Dated this 29th day of April, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

23rd April 2008

ANNOUNCEMENT OF 1st Q 2008 OPERATING STATISTICS OF PT PP LONDON SUMATRA INDONESIA TBK ("LONSUM")

LONSUM is pleased to announce the following unaudited operating and financial results for the quarter ended 31 March 2008.

Rp. bn	Q1 2008 (Unaudited)	Q1 2007 (Unaudited)	% Change
Sales revenue (net of export tax)	970.43	534.28	81.6
COGS	578.23	361.10	60.1
Gross profit	392.20	173.18	126.5
Gross profit margin	*40.41%*	*32.41%*	
Operating expenses	16.42	21.48	(23.6)
Operating profit	375.77	151.69	147.7
Operating profit margin	*38.72%*	*28.39%*	
Net profit after tax	267.19	91.32	192.6
Net profit margin	*27.53%*	*17.09%*	
EPS (full amount in Rp.)[1]	196	67	192.6
EBITDA	426.67	172.37	147.5
EBITDA margin	*43.97%*	*32.26%*	

1. The Q1 2007 EPS is fully diluted for the mandatory convertible bond on issuance at the time, which has was converted into shares on 31 October 2007.

Production statistics for Q1 2008 compared to Q1 2007 were as follows:

Volume (Tonnes)	Q1 2008	Q1 2007	% Change
FFB Processed	362,455	301,985	20.0
CPO	85,961	71,864	19.6
PK	18,829	16,325	15.3
PKO	628	548	14.6
PKC	879	673	30.6
Rubber	7,071	8,295	(14.8)
Cocoa	94	467	(79.9)
Tea	290	342	(15.2)
Seeds OP ('000)	5,323	4,719	12.8

PT PP LONDON SUMATRA INDONESIA Tbk
World Trade Center 15th Floor, Jl. Jend. Sudirman Kav. 29-31, Jakarta 12920 - Indonesia Tel. (62-21) 520 6810 Fax. (62-21) 520 6811

Seeds Cocoa ('000)	120	208	(38.0)

1. FFB is fresh fruit bunch
2. CPO is crude palm oil
3. PK is palm kernel
4. PKO is palm kernel oil
5. PKC is palm kernel cake
6. Rubber is measured in dry tones, but comprises unprocessed rubber, high grade rubber and low grade rubber
7. Seeds OP is oil palm seeds

LONSUM achieved the following yields in Q1 2008 compared to Q1 2007:

Description	North Sumatra		South Sumatra and East Kalimantan		Total	
	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007
FFB (t/ha)	4.60	4.69	3.96	3.72	4.26	4.27
CPO (t/ha)	1.09	1.16	0.95	0.87	1.08	1.04
PK (t/ha)	0.28	0.29	0.19	0.18	0.24	0.25
Rubber					0.36	0.40
Cocoa					0.04	0.10
Tea					0.51	0.56

1. FFB and rubber yields relate to crop from INTI estates and managed PLASMA but exclude crop purchased from plasma handed over and crop from third parties.
2. LONSUM does not produce CPO in East Kalimantan.

LONSUM achieved the following extraction rates in Q1 2008 compared to Q1 2007:

Description	North Sumatra Mills		South Sumatra Mills		Total	
	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007
OER	24.27	24.47	23.37	23.22	23.72	23.80
KER	6.17	6.21	4.59	4.72	5.19	5.41

1. OER is the extraction rate for crude palm oil.
2. KER is the extraction rate for palm kernel.

LONSUM's sales statistics for Q1 2008 compared to Q1 2007 were as follows:

Volume (Tonnes)	Q1 2008	Q1 2007	% Change
FFB	15,097	16,157	(6.56)
CPO	84,903	68,657	23.84
PK	18,685	14,519	28.75
PKO	766	1,496	(48.80)
PKC	878	658	33.43
Rubber	7,634	7,582	0.69
Cocoa	212	557	(61.94)
Seeds OP	4,737	3,692	28.30
Seeds Cocoa	77	76	1.32
Tea	319	217	47.00

The INTI hectare statement for LONSUM by crop as at 31 March 2008 is as follows:

Crop	Mature (ha)	Immature (ha)	Total (ha)
Oil palm	55,239.07	16,617.33	71,856.40
Rubber	13,899.46	3,410.33	17,309.79
Cocoa	2,270.19	232.02	2,502.21
Others	601.91	120.90	722.81
Forestry	-	141.60	141.60
Total	72,010.63	20,522.08	92,532.71

1. Forestry is non commercial crop planted to prevent erosion.

The PLASMA hectare statement for LONSUM by crop as at 31 March 2008 is as follows (includes managed plasma):

Crop	Mature (ha)	Immature (ha)	Total (ha)
Oil palm	31,170.30	1,093.10	32,263.40
Rubber	3,998.72	-	3,998.72
Total	35,169.02	1,093.10	36,262.12

1. Note that bank loans in respect of 16,840.53 ha plasma which were guaranteed by LONSUM have been repaid as at 31 March 2008.

The INTI hectare statement for LONSUM by location as at 31 March 2008 is as follows:

Location	Mature (ha)	Immature (ha)	Total (ha)
North Sumatra	35,563.97	4,476.17	40,039.14
South Sumatra	26,228.79	14,651.41	39,880.20
East Kalimantan	4,556.10	-	4,556.10
Java	2,173.90	380.69	2,554.59
South Sulawesi	3,863.77	909.81	4,773.58
North Sulawesi	624.10	105.00	729.10
Total	72,010.63	20,622.08	92,532.71

The gross land rights of LONSUM as at 31 March 2008 are as follows:

Location	HGU (ha)	Ijin Lokasi (ha)	HGB (ha)	Total (ha)
North Sumatra	42,462.10		1.47	42,463.57
South Sumatra	31,621.10	39,149.00	312.96	71,083.06
East Kalimantan	43,458.59		0.15	43,458.74
Java	5,560.24		0.01	5,560.25
South Sulawesi	5,784.46		0.03	5,784.49
North Sulawesi	791.92			791.92
Banten			124.89	124.89
Total	129,668.41	39,149.00	439.51	169,256.92

1. HGU refers to the right to cultivate (referred to in Indonesia as Hak Guna Usaha).
2. Ijin Lokasi is an approval granted by the Indonesian Government to a company which permits the company to commence land relinquishment or acquisition and/or cultivation within a certain prescribed period, after which time the company can apply for HGU.
3. HGB refers to the right to build (referred to in Indonesia as Hak Guna Bangunan).

RECEIVED

2008 MAY -7 P 1:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notices relating to:-

Filings made by Indofood Agri Resources Limited ("IndoAgri"), a subsidiary of the Company, to the Singapore Stock Exchange in relation to (1) IndoAgri's Unaudited Financial Statements for the First Quarter ended 31st March, 2008; and (2) IndoAgri's Presentation for 1Q2008 Results.

Dated this 29th day of April, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

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First Quarter * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	Mak Mei Yook
Designation *	Company Secretary
Date & Time of Broadcast	29-Apr-2008 12:31:22
Announcement No.	00032

>> Announcement Details
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For the Financial Period Ended *	31-03-2008

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IndoAgri

UNAUDITED FINANCIAL STATEMENTS FOR THE FIRST QUARTER ENDED 31 MARCH 2008

1(a)(i). ***An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.***

	Group		
	Q1 2008	Q1 2007	Change
	Rp ' million	Rp ' million	%
Revenue	2,849,823	1,201,943	137.1
Cost of sales	(1,673,289)	(955,005)	75.2
Gross Profit	**1,176,534**	**246,938**	**376.4**
Gain arising from changes in fair values of biological assets	-	87,339	*n/m*
Other operating income	58,088	20,580	182.3
Selling and distribution costs	(88,724)	(48,601)	82.6
General and administrative expenses	(63,660)	(44,532)	43.0
Other operating expenses	(5,181)	(4,870)	6.4
Profit from operations	**1,077,057**	**256,854**	**319.3**
Impairment of goodwill *	-	(76,337)	*n/m*
Financial income	19,155	12,351	55.1
Financial expenses	(84,584)	(13,608)	521.6
Profit before taxation	1,011,628	179,260	464.3
Tax expense	(307,559)	(76,606)	301.5
Profit for the period	**704,069**	**102,654**	**585.9**
Attributable to:-			
- Equity holders of the Company	542,085	86,800	524.5
- Minority interests	161,984	15,854	921.7
	704,069	**102,654**	**585.9**

n.m. denotes "Not Meaningful"

* *Goodwill arose on the difference between the deemed cost of acquisition and fair value of the Company's net assets at the reverse acquisition date. This goodwill has been impaired in full as there are no future economic benefits attached to the goodwill.*

Additional Information:-

Earnings before interests and tax expense, depreciation and amortisation, and gain from changes in fair value of biological assets ("EBITDA")

	Group		
	Q1 2008	Q1 2007	Change
	Rp ' million	Rp ' million	%
Profit from operations	1,077,057	256,854	319.3
Add: Depreciation & amortisation	55,473	30,744	80.4
Less: Gain arising from changes in fair values of biological assets	-	(87,339)	*n/m*
EBITDA	1,132,530	200,259	465.5
EBITDA%	39.7%	16.7%	

Earnings per share (EPS) and net assets value (NAV) per share

In SGD 'cents - converted at forex: Rp6,685/S$1	Group Q1 2008	Group Q1 2007
Earnings per share:	5.6	1.1
	31/03/2008	31/12/2007
Net asset value per share	79.5	74.0

1(a)(ii). Profit before income tax is arrived at after charging/(crediting) the following significant items.

Other information:-	Q1 2008	Q1 2007	Change
	Rp ' million	Rp ' million	%
Depreciation of property, plant & equipment	50,182	25,960	93.3
Amortisation of prepaid land premium & others	5,291	4,784	10.6
Net foreign exchange gain	(43,159)	(16,244)	165.7
Interest on borrowings	84,386	13,450	527.4
Loss on disposal of biological assets	1,018	-	*n/m*
(Gain) / loss on disposal of property, plant & equipment and prepaid land premium	(201)	84	-339.3

n.m. denotes "Not Meaningful"

1(b)(i). A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Group		Company	
	31/03/2008	31/12/2007	31/03/2008	31/12/2007
	Rp ' million	Rp ' million	Rp ' million	Rp ' million
Non-current assets				
Biological assets	8,465,245	8,302,497	-	-
Property, plant and equipment	2,051,515	1,945,837	270	306
Prepaid land premiums and deferred land rights acquisition cost	1,205,849	1,205,772	-	-
Goodwill	2,957,293	2,957,293	-	-
Claims from income tax refund	37,994	47,018	-	-
Deferred tax assets	154,235	126,539	-	-
Other non-current assets	369,889	346,565	10,747,814	10,747,814
Total non-current assets	**15,242,020**	**14,931,521**	**10,748,084**	**10,748,120**
Current assets				
Inventories	1,449,468	1,175,645	-	-
Trade and other receivables	1,231,574	737,073	28,672	81,848
Prepaid taxes	175,187	151,763	-	-
Advance to suppliers	289,742	114,107	-	-
Cash and cash equivalents	1,405,033	1,701,512	122,969	91,688
Total current assets	4,551,004	3,880,100	151,641	173,536
Total assets	**19,793,024**	**18,811,621**	**10,899,725**	**10,921,656**
Current liabilities				
Trade payables and accruals	1,036,249	800,869	8,586	29,753
Advance from customers	246,790	106,821	-	-
Interest-bearing loans and borrowings	4,650,386	4,664,044	-	-
Income tax payable	274,150	352,260	130	130
Total current liabilities	6,207,575	5,923,994	8,716	29,883
Non-current liabilities				
Interest-bearing loans and borrowings	645,183	678,727	-	-
Other payables	70,156	70,174	-	-
Estimated liabilities for employee benefits	305,848	292,454	-	-
Deferred tax liabilities	2,039,094	2,025,173	-	-
Total non-current liabilities	3,060,281	3,066,528	-	-
Total liabilities	**9,267,856**	**8,990,522**	**8,716**	**29,883**
Net assets	**10,525,168**	**9,821,099**	**10,891,009**	**10,891,773**
Attributable to equity holders				
Share capital	3,584,279	3,584,279	10,912,411	10,912,411
Reserves	4,113,490	3,571,405	(21,402)	(20,638)
	7,697,769	**7,155,684**	**10,891,009**	**10,891,773**
Minority interests	2,827,399	2,665,415	-	-
Total equity	**10,525,168**	**9,821,099**	**10,891,009**	**10,891,773**

1(b)(ii). Aggregate amount of the Group's borrowings and debt securities.

		Group	
		31/03/2008	**31/12/2007**
		Rp ' million	**Rp ' million**
(i)	Amount payable in one year or less, or on demand		
	Secured	4,122,735	4,135,787
	Unsecured	527,651	528,257
	Sub-total	**4,650,386**	**4,664,044**
(ii)	Amount repayable after one year		
	Secured	645,183	678,727
	Unsecured	-	-
	Sub-total	**645,183**	**678,727**
	TOTAL	**5,295,569**	**5,342,771**

(iii) Details of the collaterals

The above bank term loans and investment loans are secured by:

a) corporate guarantee from the Company, a parent company and a subsidiary company
b) charge over the plantation assets of the respective subsidiaries

1(c). A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Group	
	Q1 2008	Q1 2007
	Rp ' million	Rp ' million
Cash flows from operating activities		
Profit before taxation	1,011,628	179,260
Adjustments to reconcile profit before tax to net cash provided by operating activities:		
Depreciation and amortisation	55,473	30,744
Unrealised foreign exchange (gain) / loss arising from financing transactions and foreign currency translation movement	(53,546)	3,988
Loss on disposal of biological assets	1,018	-
Changes in fair value of biological assets	-	(87,339)
(Gain) / loss on sale of property, plant and equipment and prepaid land premium	(201)	84
Changes in provision for dismantling cost	-	249
Changes in estimated liability for employee benefits	13,395	374
Impairment of goodwill	-	76,337
Interest income	(19,155)	(12,351)
Interest expense	84,584	13,608
Operating profit before changes in working capital	**1,093,196**	**204,954**
Changes in working capital		
Other non-current assets	5,814	(14,400)
Inventories	(273,823)	52,629
Receivables	(668,726)	(12,617)
Prepaid taxes	(23,424)	(465)
Payables	376,751	54,002
Cash flow generated from operations	**509,788**	**284,103**
Interest received	19,155	12,351
Interest paid	(85,987)	(13,608)
Income tax paid	(399,410)	(44,456)
Net cash generated from operating activities	**43,546**	**238,390**

IndoAgri

	Group	
	Q1 2008	Q1 2007
	Rp ' million	Rp ' million
Cash flows from investing activities		
Acquisitions of property, plant and equipment	(158,246)	(36,040)
Acquisitions of subsidiaries, net of cash acquired [1]	-	(124,536)
Acquisitions of biological assets	(162,920)	(24,947)
Advances for purchases of factory equipment, net	(4,773)	2,490
Advances to plasma plantation projects	(15,541)	(14,920)
Proceeds from disposal of property, plant and equipment and prepaid land premium	1,594	633
Proceeds from disposal of biological assets	145	-
Acquisition of prepaid land premiums and deferred charges landrights	(6,628)	(14,183)
Net cash used in investing activities	**(346,369)**	**(211,503)**
Cash flows from financing activities		
Proceeds of interest-bearing loans and borrowings	171,275	670,783
Cash received from placement of shares, net of expenses	-	2,379,949
Repayment of interest bearing loans and borrowings	(164,931)	(1,640,176)
Net cash generated from financing activities	**6,344**	**1,410,556**
Net increase/(decrease) in cash and cash equivalents	(296,479)	1,437,443
Cash and cash equivalents at the beginning of the period	1,701,512	322,337
Cash and cash equivalents at the end of the period	**1,405,033**	**1,759,780**

[1] Acquisitions of subsidiaries

The fair value of the identifiable assets and liabilities of PT Swadaya Bhakti Negaramas ("SBN"), PT Mentari Subur Abadi and Subsidiary ("MSA"), and PT Mega Citra Perdana & Subsidiaries ("MCP") acquired from Rascal Holding Limited ("Rascal") at the date of acquisition were:

	Acquisitions in Q1 2007	
	Carrying Value Rp ' million	Fair Value Rp ' million
Property, plant & equipment	19,802	22,013
Biological assets	122,667	153,172
Deferred tax assets	1,616	1,616
Prepaid land premiums and deferred landright acquisition cost	2,416	93,113
Prepaid value added tax	3,558	3,558
Inventories	6,117	6,117
Trade and other receivable	8,297	8,297
Cash and cash equivalents	6,363	6,363
Other assets	5,983	5,983
Total identifiable assets	176,819	300,232
Interest-bearing loans and borrowings	789	789
Deferred tax liability	-	37,023
Trade and other payables	71,889	71,889
Total identifiable liabilities	72,678	109,701
Minority interest	41,658	76,215
Net Assets	62,483	114,316
Goodwill arising on acquisition		10,684
Total cost of business combination		125,000

Cash outflow on acquisition of subsidiaries SBN, MSA and MCP from Rascal is as follows:

	Q1 ' 2007
	Rp ' million
Cash paid	125,000
Net cash of the acquired subsidiaries	(6,363)
Net cash outflow from the above acquisition	118,637

Total outflow on the acquisition of subsidiaries	
Acquisition of subsidiaries from Rascal	118,637
Add: Incidental acquisition expenses	5,899
Total cash outflow	124,536

1(d). *A statement (for the issuer and group) showing either (i) all the changes in equity or (ii) changes in equity other than those arising from capitalization issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.*

STATEMENT OF CHANGES IN EQUITY

	Group		Company	
	Q1' 2008	**Q1' 2007**	**Q1' 2008**	**Q1' 2007**
Group	**Rp ' million**	**Rp ' million**	**Rp ' million**	**Rp ' million**
Issued Capital				
Balance as at 1 January	**3,584,279**	**26,285**	**10,912,411**	**90,153**
Effect of changes in functional currency	-	-	-	519
Issue of shares pursuant to the Acquisition (note 1&2)	-	74,077	-	7,377,734
Issue of shares pursuant to Share Placement (note 3)	-	2,487,055	-	2,487,055
Share issue expenses	-	(107,106)	-	(107,106)
Capital reduction	-	-	-	(39,912)
Balance as at 31 March (note 4)	**3,584,279**	**2,480,311**	**10,912,411**	**9,808,443**
Reserves *				
Balance as at 1 January	**3,571,405**	**2,768,135**	**(20,638)**	**(21,696)**
Effect of changes in functional currency	-	-	-	(125)
Unrealised loss on changes in fair value of available-for-sale investments	-	(8,259)	-	-
Foreign currency translation movement	-	(3,691)	-	-
Net profit for the period	542,085	86,800	(764)	19,900
Balance as at 31 March	**4,113,490**	**2,842,985**	**(21,402)**	**(1,921)**
Minority Interest				
Balance as at 1 January	**2,665,415**	**666,867**	-	-
Unrealised loss on changes in fair value of available-for-sale investments	-	(1,014)	-	-
Minority interest of acquired subsidiaries	-	76,215	-	-
Net profit for the period	161,984	15,854	-	-
Balance as at 31 March	**2,827,399**	**757,922**	-	-
Total Equity	**10,525,168**	**6,081,218**	**10,891,009**	**9,806,522**

Notes:

1) This amount refers to the deemed cost of acquisition incurred by the legal subsidiary, Indofoods Oil & Fats Pte Ltd ("IOFPL"), in the form of equity issued to the owners of the legal parent, ie, the Company. The deemed cost of acquisition is determined using the fair value of the Company's share capital at the reverse acquisition date.

2) In January 2007, the Company issued 998,200,000 consolidated shares in respect of the acquisition of the entire share capital of IOFPL for a consideration of approximately S$392.7 million (the "**Acquisition**").

3) In February 2007, the Company issued 338,000,000 new consolidated shares at $1.25 per share pursuant to the share placement.

4) The issued capital of the Group differs from that of the Company as a result of applying reverse acquisition accounting in accordance with FRS 103. It represents the total of the deemed cost of acquisition, the issued equity of IOFPL immediately before the Acquisition and issue/placement of new shares by the Company subsequent to the Acquisition.

* Reserves of the Group consist of revenue reserve, capital reserve, unrealised gains/losses on changes in fair value of available-for-sale securities and foreign currency translation differences.

(d)(ii). Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issue of equity securities, issue of shares for cash or consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at end of the current financial period reported on and as at end of the corresponding period of the immediately preceding financial year.

	No. of ordinary shares issued ('000)
Balance as at 1 January 2008	1,447,783
Balance as at 31 March 2008	1,447,783

(d)(iii). To show the total number of issued shares excluding treasury shares as at the end of the current financial period and as at the end of the immediately preceding year.

	Company	
	31/03/2008	31/12/2007
	('000)	('000)
Total number of issued shares excluding treasury shares	1,447,783	1,447,783

(d)(iv). ***A statement showing all sales, transfers, disposal, cancellation and/or use of treasury shares as at the end of the current financial period reported on.***

Not applicable.

2. Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice.

This unaudited consolidated financial information have not been audited nor reviewed by the auditor.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The accounting policies have been consistently applied by the Company and the Group and are consistent with those used in the previous financial year.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changes, as well as the reason for, and the effect of, the change.

Not applicable.

IndoAgri

6. *Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding year, after deducting any provision for the preference dividends; (a) Based on weighted average number of shares and (b) On a fully diluted basis (detailing any adjustments made to the earnings)*

Basic earnings per share amounts are calculated by dividing earnings for the quarter attributable to the equity holders of the Company by the weighted average number of ordinary shares outstanding during the financial period. Diluted earnings per share is calculated on the same basis as the basic earnings per share except that the weighted average number of shares outstanding during the period is adjusted for the effects of all dilutive potential ordinary shares. The Company has no dilutive potential ordinary shares as at 31 March 2008.

	Group	
	Q1 2008	**Q1 2007**
Number of shares ('000)	1,447,783	1,349,700
Earnings per share: (in Rp)		
(a) based on weighted average number of share	374	73
(b) based on a fully diluted basis	374	73

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-

The net asset value per ordinary share for the Group is calculated using the Group's net assets value attributable to equity holders as at end of each year/period divided by the enlarged share capital of 1,447,783,000 consolidated shares as of 31 December 2007 and 31 March 2008.

	Group		Company	
	31/03/2008	**31/12/2007**	**31/03/2008**	**31/12/2007**
	Rp	Rp	Rp	Rp
Net asset value per ordinary share	5,317	4,943	7,523	7,523

8 ***A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.***

Review of Financial Performance

	Group		
	Q1 2008	**Q1 2007**	**Change**
	Rp ' million	**Rp ' million**	**%**
Revenue			
Plantation			
External sales	971,533	79,321	1,124.8
Inter-segment sales	838,728	288,013	191.2
Sub-total	1,810,261	367,334	392.8
Cooking Oil			
External sales	1,553,845	820,280	89.4
Inter-segment sales	-	-	n/m
Sub-total	1,553,845	820,280	89.4
Commodity			
External sales	324,445	302,342	7.3
Inter-segment sales	3,920	2,506	56.4
Sub-total	328,365	304,848	7.7
Elimination	(842,648)	(290,519)	190.0
Total revenue	**2,849,823**	**1,201,943**	**137.1**
Gross Profit	**1,176,534**	**246,938**	**376.4**
Gross Profit%	41.3%	20.5%	

Revenue and Gross Margin

The group recorded a sterling set of results in the quarter, revenue grew 137% to Rp2.8 trillion over same period last year whilst net profit after tax rose significantly by 586% from Rp0.1 trillion in Quarter 1 2007 to Rp0.7 trillion in Quarter 1 2008. The acquisitions of subsidiaries in 2007 in particularly Lonsum, combined with higher volume growth and higher prices of Crude Palm Oil ("CPO") and edible oil products were the key drivers for the strong performance. In line with the stronger demand, higher prices of CPO and the acquisition of Lonsum, overall gross profit margin improved from 21% in Quarter 1 2007 to 41% in the quarter. All business divisions reported better performance, with profit contributions dominated by the plantation division.

Plantation division delivered an impressive quarter, total revenue surged by 393% to Rp1.8 trillion driven largely by favorable CPO prices and the acquisitions of subsidiaries, notably Lonsum accounted for Rp997 billion of revenue. The combined group's CPO sales volume was 169 thousand metric tons ("MT") in the quarter, CPO volume excluding Lonsum would have been 84 thousands MT compared to 66 thousand MT in same quarter last year.

Cooking oil and fats division recorded external revenue of Rp1.6 trillion in the quarter, an increase of 89% increase over quarter 1 in 2007. The encouraging results were driven by higher selling price (+57%) and higher sales volume (+20%) of cooking oils in the domestic Indonesian market. Export sales volume of cooking oils and margarine also registered 35% growth in the quarter. This division enjoyed higher operating profit margins due to higher selling prices and volume growth.

Commodity division registered an increase in external revenue of 7% to Rp0.3 trillion in Quarter 1 2008. The growth was largely attributable to the increase in the average selling price of palm oil-based and copra-based products, but negated by lower volume of palm oil-based products due to the timing in shipments. Additionally, this division continued to deliver positive operating profits with the improvement in operations.

Gain arising from changes in fair values of biological assets: The group intends to perform biological assets valuation on half-yearly basis unless there are significant changes in the values during the quarter.

Biological assets comprise primarily oil palm plantations, rubber plantations and other crops. Mature oil palm trees produce fresh fruit bunches ("FFB"), which are used to produce CPO and palm kernel oil ("PKO"). The fair values of oil palm plantations are determined using the discounted future cash flows of the underlying plantations. The expected future cash flows of the oil palm plantations are determined using the forecast market price of FFB which is largely dependent on the projected selling prices of CPO and PKO in the market.

Profit from Operations in the quarter rose by 319% from Rp257 billion in Quarter 1 2007 to Rp1,077 billion in Quarter 1 2008. The strong profits were achieved despite (i) increased selling and distribution costs relating to salesman incentives and Indonesia export tax; and (ii) higher G&A expenses largely due to increase in headcount and wage inflation. This has resulted in the strong EBITDA of Rp1.1 trillion recorded in the quarter.

Net Profit After Tax of the Group jumped by 586% or Rp601 billion to Rp704 billion in the quarter over same period last year, of which Lonsum accounted for Rp282 billion of the net profit after tax. The group incurred higher interest expenses in respect of the borrowings to fund the acquisition of Lonsum.

Review of Financial Position

The group's net assets as of 31 March 2008 were Rp10.5 trillion compared to Rp9.8 trillion in Dec 2007, largely contributed by the higher inventory in particularly fertilizers, CPO and crude coconut oil ("CNO"). The notable increase in trade receivables was contributed by higher sale of edibles products and higher CPO prices.

9. ***Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.***

N.A.

10. ***A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.***

The fundamentals for the palm oil sector remain positive with increasing global demand of edible oils driven by population and economic growth as well as improving dietary consumption per capita. Despite the recent correction of commodity future prices, CPO prices are well supported as it is a key commodity for food and is relatively cheaper compared to other vegetable oils such as soybean, rapeseeds etc.

The progressive export tax, which is adjusted on a monthly basis by the Indonesian Government to control domestic cooking oil prices have indirectly capped the upside potential for CPO prices.

IndoAgri

11. ***If a decision regarding dividend has been made.***

(a) ***Current Financial Period Reported On***
Nil.

(b) ***Corresponding Period of the Immediately Preceding Financial Year***
Nil.

12. ***If no dividend has been declared (recommended), a statement to that effect.***

No dividend has been declared or recommended for the Financial Period ended 31 March 2008.

13. ***Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year***

In Rp' million	Plantations	Cooking Oils	Commodity	Others	Eliminations	Total
Q1 2008						
Revenue						
External sales	971,533	1,553,845	324,445	-	-	2,849,823
Inter-segments sales	838,728	-	3,920	-	(842,648)	-
Total Sales	1,810,261	1,553,845	328,365	-	(842,648)	2,849,823
Results						
Segment profit	968,976	77,335	31,192	(4,873)	(38,732)	1,033,898
Net foreign exchange gain						43,159
Profit from operations						1,077,057
Impairment of goodwill						-
Net finance costs						(65,429)
Profit before income tax						1,011,628
Income tax expense						(307,559)
Profit for the period						704,069

In Rp' million	Plantations	Cooking Oils	Commodity	Others	Eliminations	Total
Q1 2007						
Revenue						
External sales	79,321	820,280	302,342	-	-	1,201,943
Inter-segments sales	288,013	-	2,506	-	(290,519)	-
Total Sales	367,334	820,280	304,848	-	(290,519)	1,201,943
Results						
Segment profit	302,686 *	12,546	9,380	(5,085)	(78,917)	240,610
Net foreign exchange gain						16,244
Profit from operations						256,854
Impairment of goodwill						(76,337)
Net finance costs						(1,257)
Profit before income tax						179,260
Income tax expense						(76,606)
Profit for the period						102,654

*** Include the changes in fair values of biological assets.**

Revenue by Geographical Market Note (1)

	Q1 ' 2008 (Rp' million)	%	Q1 ' 2007 (Rp' million)	%	Change %
Indonesia	1,874,621	65.8	776,890	64.7	141.3
Asia	580,777	20.4	117,085	9.7	396.0
Europe	252,071	8.8	273,323	22.7	(7.8)
Africa, Middle East and Oceania	62,470	2.2	29,927	2.5	108.8
America	79,884	2.8	4,718	0.4	n/m
Total revenue	**2,849,823**	**100.0**	**1,201,943**	**100.00**	**137.1**

Note (1) The breakdown of revenue by geographical segments is based on shipment destination

14. ***Disclosure of the aggregate value of the transactions conducted under the shareholders' mandate for interested person transaction Rule 920(1)(a)(ii) of the Listing Manual***

The Group has the following the interest person transactions (IPT) during quarter 1' 2008.

Name of Interested Person	Aggregate value of all Interested person transactions (excluding transactions less than S$100,000) Quarter 1 ' 2008 Rp 'billion	USD million
PT ISM Group		
▪ Rental of storage tanks	0.1	-
▪ Sales of cooking oil & margarine	614.2	-
▪ Purchase of goods and services	13.6	-
▪ Corporate guarantee in favour of a bank in respect of loan facilities extended to a subsidiary of the Company		
i) Principal amount outstanding in respect of the bank loan facilities at of 31 March 2008		1.5
ii) Maximum amount outstanding (inclusive principal and interest) during the period		3.0
Salim Group		
▪ Sales of CPO	2.2	-
▪ Sales of seeds	1.0	-
▪ Purchases of services	4.2	-
▪ Non-interest bearing loans from Salim Group	54.4	-
▪ Interest bearing loans to subsidiaries, which Salim Group has a 40% shareholding interest		
i) Principal amount outstanding in respect of the interest bearing loans at of 31 Mar 2008	81.6	-
ii) Maximum amount outstanding (inclusive principal and interest) during the period	83.2	-
▪ Corporate guarantee, in proportion to the Group's shareholdings, in favour of banks in respect of loan facilities extended to certain subsidiaries, which Salim Group has a 40% shareholding interest		-
i) Principal amount outstanding in respect of the bank loan facilities at of 31 March 2008	120.6	
ii) Maximum amount outstanding (inclusive principal and interest) during the period	121.2	
▪ Rental of land	0.1	-

IndoAgri

BY THE ORDER OF THE BOARD

Mark Julian Wakeford
Chief Executive Officer and Executive Director

CONFIRMATION BY THE BOARD OF DIRECTORS

Pursuant to Rule 705(4) of the SGX-ST Listing Manual, we Mark Julian Wakeford and Moleonoto Tjang, being two Directors of Indofood Agri Resources Ltd. ("the Company") do hereby confirm on behalf of the Board of Directors of the Company that, to the best of their knowledge, nothing has come to the attention of the Board of Directors of the Company which may render the Group's unaudited financial statements for the first quarter ended 31 March 2008 to be false or misleading in any material aspect.

On behalf of the Board of Directors:

Mark Julian Wakeford
Chief Executive Officer

Moleonoto Tjang
Executive Director

29 April 2008

CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.. It assumes no responsibility for the contents of this announcement.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	Mak Mei Yook
Designation *	Company Secretary
Date & Time of Broadcast	29-Apr-2008 12:34:21
Announcement No.	00035

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Presentation - Q1 2008 Results
Description	Please see attached. **** CIMB-GK Securities Pte. Ltd. acted as the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.
Attachments:	PresentationIndoAgriQ12008.pdf Total size = **517K** (2048K size limit recommended)

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IndoAgri


INTEGRATED PLANTATION WITH LEADING BRANDS

Company Presentation – Q1 2008 Results

29 April 2008

Bimoli · Happy Salad Oil · Palmia · Simas · Amanda · Delima · Malinda

DISCLAIMER

This presentation was prepared solely and exclusively for the parties presently being invited for the purposes of discussion. Neither this presentation nor any of its content may be reproduced, disclosed or used without the prior written consent of Indofood Agri Resources Ltd.

This presentation may contain statements that convey future oriented expectations which represent the Company's present views on the probable future events and financial plans. Such views are presented on the basis of current assumptions, are exposed to various risks, and are subject to considerable changes at any time. Presented assumptions are presumed correct at the, and based on the data available on the, date at which this presentation is assembled. The Company warrants no assurance that such outlook will, in part or as a whole, eventually be materialized. Actual results may diverge significantly from those projected.

IndoAgri

PRESENTATION OUTLINE

1. Strategic Direction
2. Financial Highlights
3. Financial Position
4. Segment Information
5. Sales Breakdown
6. Plantation Highlights

IndoAgri

Strategic Direction

PLANTATION

- Continue to expand new planting area to achieve 250,000 ha of planted area by 2010
- Planting of 35,000 ha in 2008

COOKING OIL & FATS

- Strengthen brands' identity and brand loyalty by Advertising & Promotion programs, to build brand equity
- Increase focus on High Class Outlets (HCO) in line with HCO rapid growth.
- Self sufficiency in supply of CPO

COMMODITY

- Strengthen business model to improve profitability
  - Increase utilization of copra mills
  - Explore additional export opportunities

IndoAgri Q1 2008 Results – Highlights

- Revenue increased by 137% to Rp2,850 bn
- Gross Profit rose by 376% to Rp1,177 bn, GP% from 21% to 41%
- EBITDA increased by 466% to Rp1,133 bn, EBITDA% from 17% to 40%
- Profit after Tax increased 586% to Rp704 bn
- Strong results driven by:
  - Acquisitions, mainly Lonsum
  - Increased CPO prices
  - Increased volume in branded cooking oil and margarine
  - Margin growth in Cooking Oil & Fats and Commodity Division

Financial Highlights

Rp bn

Description	Q1 2008		Q1 2007		Growth	Q4 2007		Growth
Sales	**2,850**	100%	**1,202**	100%	137%	2,288	100%	25%
Gross Profit	**1,177**	41%	**247**	21%	376%	803	35%	47%
EBITDA	**1,133**	40%	**200**	17%	466%	543	24%	109%
Gains arising from changes in fair value of biological assets	-	-	**87**	7%	n.m.	67	3%	n.m.
Operating Profit	**1,077**	38%	**257**	21%	319%	551	24%	96%
Tax Expense	**308**	11%	**77**	6%	302%	180	8%	71%
Net Profit After Tax	**704**	25%	**103**	9%	586%	294	13%	139%
Earnings per Share[1] Rp	**374**		**73**		412%	187		100%

[1] on a weighted average and fully diluted basis

IndoAgri

Financial Highlights – Q1 2008

Rp bn

Description	IndoAgri*)		Lonsum		Combined	
Sales	**1,853**	100%	**997**	100%	**2,850**	100%
Gross Profit	**758**	41%	**419**	42%	**1,177**	41%
EBITDA	**711**	38%	**422**	42%	**1,133**	40%
Operating Profit	**687**	37%	**390**	39%	**1,077**	38%
Tax Expense	**190**	10%	**118**	12%	**308**	11%
Net Profit After Tax	**437**	24%	**267**	27%	**704**	25%

*) includes the eliminations and FRS adjustments

IndoAgri

Financial Position

- Growing Business with low gearing

Rp bn

Description	31 Mar 2008	31 Dec 2007
TOTAL ASSETS	**19,793**	**18,812**
Cash	1,405	1,702
TOTAL LIABILITIES	**9,268**	**8,991**
Interest Bearing Debt	5,296	5,343
TOTAL EQUITY	**10,525**	**9,821**
Net Debt / Equity Ratio	0.37x	0.37x
Net Assets Value per Share	5,317	4,943

IndoAgri

IndoAgri Q1 2008 Results

Rp bn


SALES
2,850
1,202
1,436
1,579
2,288
6,506
Q12008 Q12007 Q2 2008 Q2 2007 Q3 2008 Q3 2007 Q4 2008 Q4 2007 FY2008 FY2007
Inc 137%
EBITDA
1,133
200
351
458
543
1,552
Q12008 Q12007 Q2 2008 Q2 2007 Q3 2008 Q3 2007 Q4 2008 Q4 2007 FY2008 FY2007
Inc 466%
OPERATING PROFIT
1077
257
368
426
551
1602
Q12008 Q12007 Q2 2008 Q2 2007 Q3 2008 Q3 2007 Q4 2008 Q4 2007 FY2008 FY2007
Inc 319%

IndoAgri

Segment Information

Rp bn

DESCRIPTION	SALES		EBITDA		EBITDA%	
	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007
Plantations	**1,810**	**367**	**1,024**	**243**	**56.6%**	**66.1%**
IndoAgri	818	367	630	243	77.0%	66.1%
Lonsum	997	-	422	-	42.3%	-
Elimination	(5)	-	(28)	-	-	-
Cooking Oil & Fats	**1,554**	**820**	**85**	**25**	**5.5%**	**3.0%**
Commodity	**328**	**305**	**35**	**12**	**10.8%**	**3.9%**
Elimination & Adjustment	**(842)**	**(290)**	**(11)**	**(80)**		
Total	**2,850**	**1,202**	**1,133**	**200**	**39.7%**	**16.7%**

IndoAgri

Segment Information – Q1 2008


EXTERNAL SALES
11%
34%
55%
Plantation
Cooking Oil
Commodity
EBITDA
7%
3%
90%

IndoAgri

Sales Breakdown

	Q1 2008	Q1 2007	%
Plantation (MT)			
• CPO	**169,160**	65,697	157%
• PK	**37,683**	15,186	148%
Cooking Oil & Fats Volume (MT) *)			
• Cooking Oil	**101,630**	84,991	20%
• Margarine	**39,886**	37,945	5%
Commodity Volume (MT) *)			
• Coconut Oil & Derivatives	**23,000**	37,714	(39%)**)
• Palm Oil & Derivatives	**7,324**	10,984	(33%)**)
External Sales Value (Rp bn)			
• Plantation	**972**	79	n.m.
• Cooking Oil & Fats	**1,554**	820	90%
• Commodity	**324**	302	7%

Note:
*) exclude by products
**) timing of shipment

IndoAgri

Plantation Highlights

In Hectares

	31 Mar 2008	31 Dec 2007	Increase
Total Land Bank	**406,519**	**406,519**	**-**
• IndoAgri	237,262	237,262	-
• Lonsum	169,257	169,257	-
Planted Area Oil Palm	**165,853**	**161,457**	**4,396**
• IndoAgri	93,996	91,985	2,011
• Lonsum	71,857	69,472	2,385
Mature Area Oil Palm	**122,151**	**118,030**	**4,121**
• IndoAgri	66,912	65,341	1,571
• Lonsum	55,239	52,689	2,550

Plantation Highlights

	Q1 2008	Q1 2007	Growth	Q4 2007	Growth
FFB Production ('000 tons)	569	281	103%	573	(1%)
• IndoAgri	331	281	18%	385	(14%)
• Lonsum	238	-	n.m.	188	27%
FFB Yield (Ton / Ha)	4.7	4.6		4.9	
• IndoAgri	4.9	4.6		5.9	
• Lonsum	4.3	-		3.6	
CPO Production ('000 tons)	*170*	*65*	161%	168	1%
• IndoAgri	*84*	*65*	29%	97	(13%)
• Lonsum	*86*	-	n.m.	72	20%
CPO Extraction Rate (%)	*23.0*	*22.6*		22.7	
• IndoAgri	*22.3*	*22.6*		22.3	
• Lonsum	*23.7*	-		23.3	
PK Production ('000 tons)	*37*	*14*	162%	38	(1%)
• IndoAgri	*18*	*14*	30%	22	(15%)
• Lonsum	*19*	-	n.m.	16	19%
PK Extraction Rate (%)	*5.1*	*4.9*		5.1	
• IndoAgri	*4.9*	*4.9*		5.0	
• Lonsum	*5.2*	-		5.2	

Plantation Production

In MT


FFB
568,502
280,615
294,986
357,791
572,748
1,506,140
Q12008 Q12007 Q2 2008 Q2 2007 Q3 2008 Q3 2007 Q4 2008 Q4 2007 FY2008 FY2007
Incc 103%
CPO
170,012
65,242
68,314
81,999
168,407
383,961
Q12008 Q12007 Q2 2008 Q2 2007 Q3 2008 Q3 2007 Q4 2008 Q4 2007 FY2008 FY2007
Inc 161%
PK
37,408
14,258
15,053
17,827
37,740
84,878
Q12008 Q12007 Q2 2008 Q2 2007 Q3 2008 Q3 2007 Q4 2008 Q4 2007 FY2008 FY2007
Inc 162%

IndoAgri

Cooking Oil & Fats Sales



Sales Volume Cooking Oil
(in MT)
101,630
84,991
90,654
105,376
90,018
371,038
Q1 2008
Q1 2007
Q2 2008
Q2 2007
Q3 2008
Q3 2007
Q4 2008
Q4 2007
FY2008
FY2007
Inc 20%



Sales Volume Margarine
39,886
37,944
50,456
54,130
40,943
183,474
Q1 2008
Q1 2007
Q2 2008
Q2 2007
Q3 2008
Q3 2007
Q4 2008
Q4 2007
FY2008
FY2007
Inc 5%



Sales Value
(in Rp mn)
1,553,844
820,281
1,051,362
1,313,261
1,217,941
4,402,844
Q1 2008
Q1 2007
Q2 2008
Q2 2007
Q3 2008
Q3 2007
Q4 2008
Q4 2007
FY2008
FY2007
Inc 89%

IndoAgri

Commodity Sales

Sales Volume Coconut Oil & Derivatives

(in MT)



23,000
37,714
22,800
14,000
34,201
108,715
Q12008
Q12007
Q2 2008
Q2 2007
Q3 2008
Q3 2007
Q4 2008
Q4 2007
FY2008
FY2007

Dec
39%

Sales Volume Palm Oil & Derivatives



7,324
10,984
20,884
8,745
3,848
44,461
Q12008
Q12007
Q2 2008
Q2 2007
Q3 2008
Q3 2007
Q4 2008
Q4 2007
FY2008
FY2007

Dec
33%

(in Rp mn)

Sales Value



328,365
304,848
317,693
195,950
356,701
1175,192
Q12008
Q12007
Q2 2008
Q2 2007
Q3 2008
Q3 2007
Q4 2008
Q4 2007
FY2008
FY2007

Inc
8%

IndoAgri

Diversified End-User Markets – Q1 2008



External Sales
Consumer
Industrial
2%
10%
12%
8%
38%
17%
25%
17%
Consumer Pack
2%
Semi-Consumer Pack
19%
Industrial
Cooking Oil
Crude Palm Oil & Palm Kernel
Other Intermediate & By-products
Margarine & Shortening
Crude Coconut Oil / RBD Coconut Oil

IndoAgri

Revenue by Geographical Market – Q1 2008


2%
3%
9%
20%
66%
Indonesia
Asia
Europe
Africa, Middle East and Oceania
America

IndoAgri

SUPPLEMENTAL INFORMATION

Hectare Statement (Combined Group) – Q1 2008

Oil Palm Plantations Location	Mature plantations (hectares)	Immature plantations (hectares)	Total Planted Area (hectares)	%
Riau	56,195	808	57,003	34
North Sumatra	30,864	3,674	34,538	21
South Sumatra	19,819	21,151	40,970	25
West Kalimantan	10,717	8,142	18,859	11
East Kalimantan	4,556	9,925	14,481	9
Java	-	2	2	-
Total	**122,151**	**43,702**	**165,853**	**100**

Crop	Mature plantations (hectares)	Immature plantations (hectares)	Total Planted Area (hectares)	%
Oil palm	122,151	43,702	165,853	87
Rubber	18,915	3,410	22,325	12
Cocoa	2,270	232	2,502	1
Others	602	262	864	0
Total	**143,938**	**47,606**	**191,544**	**100**

IndoAgri

Age Profile of Oil Palm Plantations – Q1 2008

In Hectares

	Average Age	Up to 3 years	4 – 6 years	7 to 20 years	Above 20 years	Total
IndoAgri	13	24,952	5,086	39,956	24,002	93,996
Lonsum	11	12,342	11,407	42,056	6,052	71,857
Total	**12**	**37,294**	**16,493**	**82,012**	**30,054**	**165,853**
Percentage of total planted area		*23*	*10*	*49*	*18*	*100*

Hectare Statement (IndoAgri) – Q1 2008

Oil Palm Plantations Location	Mature plantations (hectares)	Immature plantations (hectares)	Total Planted Area (hectares)	%
Riau	56,195	808	57,003	61
South Sumatra	-	8,209	8,209	9
West Kalimantan	10,717	8,142	18,859	20
East Kalimantan	-	9,925	9,925	10
Total	**66,912**	**27,084**	**93,996**	**100**

Crop [1]	Mature plantations (hectares)	Immature plantations (hectares)	Total Planted Area (hectares)	%
Oil palm	66,912	27,084	93,996	95
Rubber	5,015	-	5,015	5
Total	**71,927**	**27,084**	**99,011**	**100**

IndoAgri

Hectare Statement (Lonsum) – Q1 2008

Oil Palm Plantations Location	Mature plantations (hectares)	Immature plantations (hectares)	Total Planted Area (hectares)	%
North Sumatra	30,864	3,674	34,538	48
South Sumatra	19,819	12,942	32,761	46
Java	-	2	2	0
Sulawesi	-	-	-	-
East Kalimantan	4,556	-	4,556	6
Total	**55,239**	**16,618**	**71,857**	**100**

Crop	Mature plantations (hectares)	Immature plantations (hectares)	Total Planted Area (hectares)	%
Oil palm	55,239	16,618	71,857	77
Rubber	13,900	3,410	17,310	19
Cocoa	2,270	232	2,502	3
Others	602	262	864	1
Total	**72,011**	**20,522**	**92,533**	**100.0**

Production Capacity as of 31 March 2008

Facilities	Riau	North Sumatra	South Sumatra	Java	Kalimantan	Sulawesi	Total	Annual processing capacity (tonnes)	
Palm Oil Mill	6	4	6	-	2	-	18	3,756,000	FFB
Copra Crushing	-	-	-	-	-	3	3	270,000	Copra
Refineries									
-Refinery	-	1	-	2	-	1	4	885,000	CPO
-Fractionation	-	1	-	2	-	1	4	544,500	RBDPO
-Margarine	-	-	-	2	-	-	2	328,500	Margarine
Crumb rubber factories	-	1	1	-	-	1	3	25,056	Dry rubber
Sheet rubber factories	-	1	-	-	-	1	2	6,880	Dry rubber
Cocoa factories	-	-	-	1	-	-	1	3,750	Dry beans
Tea factory	-	-	-	1	-	-	1	1,728	Black tea
Total	6	8	7	8	2	7	38		

THANK YOU

IndoAgri

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notice relating to:-

Press release of PT. Indofood Sukses Makmur Tbk ("Indofood"), a 51.5% owned subsidiary of First Pacific Company Limited, in relation to its plan to launch IDR Bond Series V.

Dated this 28th day of April, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

END

Indofood
THE SYMBOL OF QUALITY FOODS

PRESS RELEASE

INDOFOOD TO LAUNCH IDR BOND SERIES V

Jakarta, April 25, 2007 – PT Indofood Sukses Makmur Tbk today conducted Due Diligence Meeting and Public Expose in connection with the plan to issue a fixed rate 5 year IDR Bond Series V, with total amount up to IDR1.5 trillion. The proposed bond received an idAA+ rating (Stable Outlook) from the rating agency, Pefindo.

The majority portion of the net proceeds will be used to refinance IDR Bond Series II and the remaining will be used for working capital.

The offering of the bond is expected to be carried out in the first week of June 2008, upon receiving approval from the Bapepam & LK. The bond will be listed in the Indonesia Stock Exchange.

DBS Vickers, Danareksa, ING, Kim Eng and Mandiri Securities are the Joint Lead Underwriters for the bond issuance.

PT INDOFOOD SUKSES MAKMUR Tbk
Board of Directors

PT INDOFOOD SUKSES MAKMUR Tbk
Sudirman Plaza
Indofood Tower, 27th Floor
Jl. Jend. Sudirman Kav. 76 - 78
Jakarta 12910, Indonesia
T. +6221 5795 8822
F. +6221 5793 7373
www.indofood.co.id